VIA EDGAR ONLY

July 17, 2015

United States Securities and Exchange Commission

Attn: Katherine Wray, Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cimarron Medical, Inc. Revised Preliminary Information Statement on Schedule 14C Filed July 7, 2015 File No. 000-55242

Dear Ms. Wray:

Cimarron Medical, Inc. (the "Cimarron" or the "Company") provides the following response (the "Response Letter") to the comments contained in the letter (the "Comment Letter") of the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated July 15, 2015, relating to the above-referenced filing preliminary Schedule 14C (the "Filing").

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your response to prior comment 2 and your amended disclosure where you state that "[you] are required to effect the Reincorporation Merger discussed above, changing [y]our domicile to the State of Delaware … prior to closing the Merger." However, the analysis presented in your letter does not appear to address the implications of the reincorporation being a condition to the merger with Sun BioPharma, Inc. Accordingly, since an objective of the reincorporation appears to be fulfillment of a condition to the merger agreement, please provide your analysis for why you believe that Rule 145(a)(2) is available for this transaction.

Response:

The Reincorporation Merger (as defined in the Filing) has been approved and would be consummated solely for the purpose of changing the Company's jurisdiction from Utah to Delaware. As further evidence of the fact that the Company is effecting the reincorporation merger independent of the proposed transactions under the Merger Agreement with Sun BioPharma, Inc. ("Sun BioPharma"), we propose to amend the Merger Agreement with Sun BioPharma so that the Reincorporation Merger will not be a condition to closing under the Merger Agreement. With that change, we respectfully submit that it will be even clearer that the "sole purpose" of the reincorporation merger is to effect the change of domicile. Accordingly Rule 145(a)(2) should be available for the Reincorporation Merger, even if, as discussed in our previous correspondence, the change in domicile will be accompanied by revisions to our charter documents that could have been effected by charter amendments in either Utah or Delaware without any registration requirement under the Securities Act of 1933.

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2.	Please revise your filing to include pro forma financial statements following the guidance in Article 11 of Regulation S-X. Pro forma financial statements are required for a significant business combination that has occurred or is probable and would be material to investors. Alternatively, provide your analysis for why such information is not required to be provided.

Response:

We are reviewing the guidance in Article 11 and will amend our Filing as appropriate.

In connection with this response, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Cimarron Medical, Inc.

/s/ David Fuhrman

David Fuhrman

Chief Executive Officer